Mail Stop 3561

December 5, 2008

Sam L. Susser
Chief Executive Officer
Susser Holdings Corporation
4433 Baldwin Boulevard
Corpus Christ, Texas 78408

      Re: Susser Holdings Corporation
              Form 10-K for Fiscal Year Ended December 30, 2007
              Filed March 14, 2008
              Forms 10-Q for Periods Ended March 30, June 29, and
              September 28, 2008
              Filed May 9, August 8, and November 7, 2008
              File No. 1-33084

Dear Mr. Susser:

      We have reviewed your response letter dated October 8, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 30, 2007

General

      1. Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations
Fiscal 2007 Compared to Fiscal 2006

Merchandise Sales and Gross Profit, page 40

2.   We note from your response to comment four in our letter dated September 24, 2008 that you believe the current Management's Discussion and Analysis clearly discloses the impact during 2007 of stores acquired in the acquisition of Town & Country. We believe the impact of this transaction on your results of operations should be more transparent given the significance of this transaction and your disclosure should clearly identify each period the amount of net sales related to acquired retail stores. Accordingly, to increase transparency in future filings, please consider separately quantifying and disclosing the contribution or impact for both the recently acquired stores and the internally developed net new store openings for each period presented. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-11

3. We note your response to comment 10 in our letter dated September 24, 2008 relating to the accuracy of revenue recognized from fuel sales whereby inventory is on a consigned basis. Please revise your disclosure to clarify that you either own the entire store property or the fuel pumps and storage tanks for these retail stores as well as control access to and sale of fuel inventory. Please disclose the amount of fuel on consignment for each period presented.

4. We note your response to comment 11 in our letter dated September 24, 2008 indicating the deferred revenue balance of $2.6 million relates to branding incentive payments received from a vendor in connection with the execution of fuel supply contracts. Under the provisions of EITF 02-16, these type incentive payments should be accounted for as a reduction of cost of sales unless they are reimbursement for costs incurred. Please tell us the total amount for all periods presented of these payments that have been treated as a reduction of operating expenses. Please revise your accounting treatment to reflect these incentive payments as a reduction of cost of sales, or provide support these amounts represent payment for assets or services delivered to the vendor or as reimbursement for costs incurred by you to sell the fuel. Refer to paragraph 4 of EITF 02-16.

Note 11. Long-Term Debt, page F-21

5. We note your response to comment 13 in our letter dated September 24, 2008
    and your disclosure under Risk Factors and Management's Discussion and
    Analysis. Please revise your note disclosure to the financial statements to
    reference the existence of cross-default provisions on your senior credit
    facility and the repercussions of not meeting these restrictive covenants on
    your debt agreements. Refer to Rule 4-08 of Regulation S-X.

Note 17. Income Tax, page F-29
Note 18. Shareholders' Equity, page F-31

6. We note your response to comment 14 in our letter dated September 24, 2008
    regarding your conversion from a limited liability corporation to a "C"
    corporation on October 24, 2006. Please advise or revise your presentation to
    reflect the undistributed earnings as additional paid-in-capital at the time of
    your conversion to the new capital structure. Refer to SAB Topic 4B: Equity
    Accounts – S Corporations.

Note 20. Segment Reporting, page F-35

7. We note your response to comment 15 in our letter dated September 24, 2008
    regarding your segment disclosures. Please also disclose in future filings that
    you have not aggregated any operating segments in identifying your two
    reportable segments. Refer to paragraph 26 of SFAS 131.

Exhibits 31.1 and 31.2

8. We note your response to comment 16 in our letter dated September 24, 2008.
    Please re-file the complete Form 10-K, along with new certifications. Please
    ensure the certifications have been executed by the officers in their individual
    capacities.

Form 10-Q for the Period Ended March 30, 2008

Exhibits 31.1 and 31.2

9. We note your response to comment 18 in our letter dated September 24, 2008.
    Please re-file the complete Form 10-Q, along with new certifications. Please
    ensure the certifications have been executed by the officers in their individual
    capacities.

Form 10-Q, for the fiscal quarter ended June 29, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 3. Acquisition of TCFS Holdings, Inc., page 6

10. We note your response to comment 12 in our letter dated September 24, 2008
    regarding your preliminary allocation of the purchase price and the resulting
    amount allocated to goodwill and other intangible assets. We understand you
    are in the process of completing adjustments to your allocation process and we
    will defer further comment on the allocation process until we review your
    revised allocations. Your disclosures state the entire amount of goodwill from
    the acquisition is being allocated to the retail segment. Please explain your
    basis for this allocation process. Further, explain why none would be
    allocated to the wholesale segment if you are selling fuel on a wholesale basis
    to TCFS customers, and the material incremental contributions from revenues
    and gross profit generated by the wholesale segment according to your pro
    forma financial information.

Note 6. Property, Plant and Equipment, page 7

11. We note your response to comment 17 in our letter dated September 24, 2008
    regarding the quarterly impact in fiscal 2008 of each of the accounting
    changes in the estimates relating to the useful lives of buildings and
    underground storage tanks effective December 31, 2007. However, your
    response did not address our comment with respect to what consideration was
    given to providing the disclosures pursuant to paragraph 22 of SFAS 154.
    Using the combined quarterly impact of $218,000 increase in operating
    income for both changes, it appears the impact could be material to your
    results of operations for the quarter ended March 30, 2008.   In order to more
    clearly understand your assessment and evaluation of the impact of these
    changes, please provide us your materiality analysis supporting your
    conclusion that disclosure pursuant to SFAS 154 was not required. Please
    ensure your response addresses all of the qualitative factors outlined in SAB
    99 and any other relevant qualitative factors.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Pro Forma Results of Operations, page 23

12. Your continuing presentation of pro forma results of operations in your quarterly results relating to fiscal 2008 in connection with your acquisition of Town & Country in fiscal 2007 could be confusing to investors. Generally, the presentation of pro forma information is limited to disclosure in the period the acquisition occurred and the corresponding period in the preceding year in accordance with paragraphs 55 and 58 of SFAS 141. Further, your presentation of pro forma information does not appear to be in accordance with Article 11 of Regulation S-X. Please explain to us the reason and provide us the accounting literature you are relying upon to support your continued presentation of pro forma results of operations for fiscal 2008, or remove your presentation in future filings of pro forma results of operations relating to the Town & Country acquisition you consummated during the fourth quarter of fiscal 2007.

Exhibits 31.1 and 31.2

13. We note your response to comment 18 in our letter dated September 24, 2008. Please re-file the complete Form 10-Q, along with new certifications. Please ensure the certifications have been executed by the officers in their individual capacities.

Form 10-Q for the Quarterly Period Ended September 28, 2008

Long-Term Liquidity, page 34

14. We note your statement that you "expect that [y]our cash flows from operations, cash on hand, lease financing, and [y]our revolving credit facility will be adequate to provide for [y]our short-term and long-term liquidity needs." You also state that your "ability to meet [y]our debt service obligations and other capital requirements, including capital expenditures, as well as the cost of potential acquisitions and new store openings, will depend on [y]our future performance which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond [y]our control" and that "[c]hanges in [y]our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause [you] to need to seek additional debt or equity financing in future periods." In light of the challenging economic environment and turmoil in the financial markets, please evaluate your ability

Sam L. Susser
Susser Holdings Corporation
December 5, 2008
Page 6

to meet upcoming cash requirements and discuss the effects of not being able to access the debt or equity markets. Refer to Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Exhibits 31.1 and 31.2

15. In future filings, please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 4(d) you have omitted parenthetical language.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna DiSilvio, Senior Staff Accountant at (202) 551-3202 if you have any questions regarding the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director